SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            VOICEFLASH NETWORKS, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92861T101
                                 (CUSIP Number)

                                 Lawrence Cohen
                              6401 Congress Avenue
                                    Suite 250
                            Boca Raton, Florida 33487
                          Telephone No.: (561) 994-3223
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                                David Wells, Esq.
                                Hunton & Williams
                              1111 Brickell Avenue
                                   Suite 2500
                              Miami, Florida 33131


                                  June 2, 1998
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(e), 13d-1(f) or
                    or 13d-1(g), check the following box [ ].

---------------------                              -------------------------
CUSIP No.  45844R105 |                13D          |    Page 2 of 8 Pages  |
           --------- |                             |                       |
----------------------                              ------------------------

---------- ---------------------------------------------------------------------
1.        | NAMES OF REPORTING PERSONS
          | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          | Alliant L.P.
---------- ---------------------------------------------------------------------
2.        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |_|
          |                                                        (b)      |X|
---------- ---------------------------------------------------------------------
3.        | SEC USE ONLY
---------- ---------------------------------------------------------------------
4.        | SOURCE OF FUNDS
          | OO
---------- ---------------------------------------------------------------------
5.        | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          | ITEMS 2(d) or 2(e)                                              |_|
---------- ---------------------------------------------------------------------
6.        | CITIZENSHIP OR PLACE OF ORGANIZATION
          | Delaware
---------- ---------------------------------------------------------------------
              |    7. | SOLE VOTING POWER
NUMBER OF     |       | 2,388,514 shares of Common Stock*
              |-------- --------------------------------------------------------
 SHARES       |    8. | SHARED VOTING POWER
BENEFICIALLY  |       |   -0-
 OWNED BY     |-------- --------------------------------------------------------
EACH REPORTING|    9. | SOLE DISPOSITIVE POWER
 PERSON WITH  |       | 2,388,514 shares of Common Stock*
               -------  --------------------------------------------------------
              |   10. | SHARED DISPOSITIVE POWER
              |       |   -0-
----------------------- --------------------------------------------------------
11.       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          | 2,388,514 shares of Common Stock*;
---------- ---------------------------------------------------------------------
12.       | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          | SHARES                                                          |_|
---------- ---------------------------------------------------------------------
13.       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          | 12.7% of Common Stock
---------- ---------------------------------------------------------------------
14.       | TYPE OF REPORTING PERSON
          |  PN
---------- ---------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the partnership. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

---------------------                              -------------------------
CUSIP No.  45844R105 |                13D          |    Page 3 of 8 Pages  |
           --------- |                             |                       |
----------------------                              ------------------------

---------- ---------------------------------------------------------------------
1.        | NAMES OF REPORTING PERSONS
          | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          | Lawrence Cohen
---------- ---------------------------------------------------------------------
2.        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |_|
          |                                                        (b)      |X|
---------- ---------------------------------------------------------------------
3.        | SEC USE ONLY
---------- ---------------------------------------------------------------------
4.        | SOURCE OF FUNDS
          | PF
---------- ---------------------------------------------------------------------
5.        | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          | ITEMS 2(d) or 2(e)                                              |_|
---------- ---------------------------------------------------------------------
6.        | CITIZENSHIP OR PLACE OF ORGANIZATION
          | United States
---------- ---------------------------------------------------------------------
              |    7. | SOLE VOTING POWER
NUMBER OF     |       | 4,060,514 shares of Common Stock*
              |-------- --------------------------------------------------------
 SHARES       |    8. | SHARED VOTING POWER
BENEFICIALLY  |       |   -0-
 OWNED BY     |-------- --------------------------------------------------------
EACH REPORTING|    9. | SOLE DISPOSITIVE POWER
 PERSON WITH  |       | 4,060,514 shares of Common Stock*
               -------  --------------------------------------------------------
              |   10. | SHARED DISPOSITIVE POWER
              |       |   -0-
----------------------- --------------------------------------------------------
11.       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |    4,060,514 shares of Common Stock*
---------- ---------------------------------------------------------------------
12.       | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          | SHARES                                                          |_|
---------- ---------------------------------------------------------------------
13.       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |     21.5% of Common Stock
---------- ---------------------------------------------------------------------
14.       | TYPE OF REPORTING PERSON
          |    IN
---------- ---------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by Alliant and the shares underlying the options owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Alliant, L.P., a Delaware Limited Partnership ("Alliant"), and Lawrence Cohen ("Cohen") (Alliant and Cohen are sometimes collectively referred to herein as the "Reporting Persons") hereby make this joint filing statement on Schedule 13D (this "Schedule 13D") to report the beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock"), of VoiceFlash Networks, Inc., a Florida corporation (the "Issuer"). As described in this Schedule 13D, Cohen is joining Alliant in filing this Schedule 13D because, as the sole general partner of Alliant, Cohen may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by the Alliant. Alliant expressly disclaims beneficial ownership of any shares other than the shares owned of record by it. Cohen expressly disclaims beneficial ownership of any shares other than the shares owned of record by Alliant and the shares underlying the options owned of record by him. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1.      Security and Issuer.

         The class of equity securities to which this Schedule 13D relates are the Common Stock par value $0.001 per share. The principal executive offices of the Issuer are located at 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487.

Item 2.      Identity and Background.

         (a) The persons filing this schedule are Alliant, L.P. and Lawrence Cohen.

         While the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Act, the Reporting Persons disclaim that any such group exists.

         Lawrence Cohen is the sole general partner of Alliant.

         (b) The address of each of the Reporting Persons is 3311 NE 26th Avenue, Lighthouse Point, Florida 33064.

          (c) Alliant was established as partnership to hold investment securities for the benefit of the partners. Cohen is the Chairman of the Board of VoiceFlash Networks, located at 6401 Congress Avenue Suite 250, Boca Raton, Florida 33487.

          (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Alliant was established under the laws of Delaware. Cohen is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

            Between June and September of 1996, in connection with the Issuer's initial capitalization and in consideration of Cohen's contribution of $29,459 to the Issuer's capital, the Issuer issued 1,709,000 shares of Common Stock to Alliant, an affiliate of Cohen, the Issuer's founder. The Issuer first offered its shares of Common Stock for sale to the public in June of 1998.

         On October 9, 1998 Alliant gifted to various individuals an aggregate of 9,000 shares of Common Stock of the Issuer. On November 30, 1998, Alliant gifted to various individuals an aggregate of 30,000 shares of Common Stock of the Issuer. On December 8, 1999, Alliant gifted to various individuals an aggregate of 22,500 shares of Common Stock of the Issuer.

         Pursuant to the Issuer's authority under the 1999 Stock Option Plan, the Issuer, in August of 2000, granted Cohen the right to purchase 25,000 shares of Common Stock at $1.38 per share. The options vested immediately and are exercisable until July 31, 2005.

         Pursuant to the Issuer's authority under the 1999 Stock Option Plan, the Issuer, in March of 2001, granted Cohen the right to purchase 100,000 shares of Common Stock at $1.75 per share. The options vested immediately and are exercisable until February 28, 2006.

         On June 29, 2001, Bristol Retail Solutions, Inc.("Bristol") merged with and into the Issuer. Alliant owned 1,263,100 shares of common stock in Bristol. Cohen owned options to purchase 2,380,000 shares of Bristol Common Stock with the following terms: (1) option to purchase 1,330,000 shares at an exercise price of $.1875 with an expiration date of July 31, 2005; (2) option to purchase 50,000 shares at an exercise price of $.61 with an expiration date of May 31, 2010; and (3) option to purchase 1,000,000 shares at an exercise price of $.1875 with an expiration date of January 31, 2011.

         Pursuant to the terms of the merger, Bristol shareholders were issued ..65 shares of the Issuer's Common Stock for every share of Bristol. Likewise, for every option to purchase one share of Bristol, Bristol option holders were issued an option to purchase .65 shares of the Issuer's Common Stock. The terms of the options remained identical to the pre-merger terms.

         Thus, pursuant to the merger, Alliant acquired 821,014 shares of the Issuer's Common Stock. Cohen acquired options to purchase 1,547,000 shares of the Issuer's Common Stock with the following terms: (1) option to purchase 864,500 shares at an exercise price of $.1875 with an expiration date of July 31, 2005; (2) option to purchase 32,500 shares at an exercise price of $.61 with an expiration date of May 31, 2010; and (3) option to purchase 650,000 shares at an exercise price of $.1875 with an expiration date of January 31, 2011.

         On November 14, 2001, Alliant gifted to various individuals an aggregate of 50,000 shares of Common Stock of the Issuer. On August 15, 2002, Alliant gifted to various individuals an aggregate of 30,000 shares of Common

Stock of the Issuer.

         As a result, Alliant is the direct beneficial owner of 2,388,514 shares of Common Stock of the Issuer, such securities representing approximately 12.7% of the outstanding shares of the Common Stock of the Issuer. Cohen is the direct beneficial owner of 1,672,000 shares of Common Stock of the Issuer (this number is comprised of all of Cohen's outstanding options to purchase common stock of the Issuer), such securities representing approximately 8.9% of the outstanding shares of Common Stock of the Issuer, and as the sole general partner of Alliant, Cohen may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by Alliant. Thus, Cohen may be deemed to beneficially own 4,060,514 shares of Common Stock of the Issuer (this number is comprised of all of the shares owned by Alliant and all of the option to purchase shares owned by Cohen), such securities representing approximately 21.5% of the outstanding shares of the Common Stock of the Issuer.

Item 4.      Purpose of Transaction.

         Alliant owns 2,388,514 shares of Common Stock, or 12.7% of the Outstanding Common Stock of the Issuer. Cohen beneficially owns 1,672,000 shares of Common Stock (or 4,060,514 shares of Common Stock if the 2,388,514 shares of Common Stock owned by Alliant are included), or 8.9% of the outstanding Common Stock of the Issuer (or 21.5% of the outstanding Common Stock of the Issuer if the 2,388,514 shares of Common Stock owned by Alliant are included). The Reporting Persons' purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes.

         Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,060,514 shares, representing 21.5% of the shares of Common Stock outstanding, as represented to Cohen by the Issuer. Alliant directly beneficially owns 2,388,514 of such shares. Kaufman directly beneficially owns 1,672,000 shares of Common Stock to which this Schedule 13D relates and may indirectly beneficially own the 2,388,514 of shares owned directly by Alliant.

         (b) Cohen has voting and dispositive power with regard to the option to purchase shares of Common Stock held by him. The partners have voting and dispositive power with regard to the shares of Common Stock held by Alliant. As the sole general partner, Cohen may be deemed to be the beneficial owner of such shares of Common Stock.

         (c) In the last 60 days, Alliant has gifted an aggregate of 30,000 shares of Common Stock to various individuals.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         From time to time, there may be transfers of shares of Common Stock between the Reporting Persons. Such transfers have no effect on the beneficial ownership of the Reporting Persons described herein, and pursuant to such transfers, no person other than Cohen or the partners of Alliant can obtain voting power or dispositive power over the shares of Common Stock.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                             /s/Lawrence Cohen
Date:  October 15, 2002                         --------------
                                                Lawrence Cohen

                                                Alliant, L.P.

                                             /s/Lawrence Cohen
Date:  October 15, 2002                         --------------
                                           By:  Lawrence Cohen
                                        Title:  General Partner of Alliant, L.P.

                       EXHIBIT A - JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the common stock of VoiceFlash Networks, Inc., a Florida corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 15th day of October, 2002.

                                             /s/Lawrence Cohen
Date:  October 15, 2002                         ---------------
                                                Lawrence Cohen

                                                Alliant, L.P.

Date:  October 15, 2002                      /s/Lawrence Cohen
                                                ---------------
                                            By: Lawrence Cohen
                                         Title: General Partner of Alliant, L.P.